# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sera Prognostics, Inc., CIK 0001534969
CUSIP: 81749D107
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2749 E. PARLEYS WAY, SUITE 200, SALT LAKE CITY, Utah (UT), 84109
Date of event which requires filing of this statement: 02/12/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,498,170; shared voting power 0; sole dispositive power 5,498,170; shared dispositive power 0; aggregate amount beneficially owned 5,498,170 (16.1% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,498,170; shared voting power 0; sole dispositive power 5,498,170; shared dispositive power 0; aggregate amount beneficially owned 5,498,170 (16.1% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,498,170; shared voting power 0; sole dispositive power 5,498,170; shared dispositive power 0; aggregate amount beneficially owned 5,498,170 (16.1% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,498,170; shared voting power 0; sole dispositive power 5,498,170; shared dispositive power 0; aggregate amount beneficially owned 5,498,170 (16.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: Sera Prognostics, Inc.
Address of issuer's principal executive offices: 2749 E. PARLEYS WAY, SUITE 200, SALT LAKE CITY, Utah (UT), 84109
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: The Reporting Persons are Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons").
Residence or business address:
The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP
860 Washington Street, 3rd Floor
New York, NY 10014
(212) 339-5690
Present principal occupation or employment: The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons nor any of 667, L.P. ("667") and Baker Brothers Life Sciences, L.P. ("Life Sciences"), collectively, (the "Funds") has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons nor any of the Funds has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The disclosure in Item 4 below is incorporated herein by reference.

The securities of Sera Prognostics, Inc. (the "Issuer") held by the Funds reported herein were purchased with working capital of the Funds in the open market, in transactions with the underwriters and as a result of conversions of securities earlier acquired in private transactions directly with the Issuer. 437,500 shares of Class A common stock ("Common Stock") and 967,759 shares of Class B non-voting common stock ("Class B Common Stock") were acquired as a result of conversions of securities earlier acquired in private transactions with the Issuer, 130,736 shares of Common Stock were purchased in transactions with underwriters as part of the initial public offering of the Issuer and 11,250,000 warrants to purchase Common Stock on a 1-for-1 basis at an exercise price of $0.0001 exercisable at any time with no expiration date, subject to limitations on exercise described in Item 5 ("Pre-Funded Warrants") were purchased in an underwritten public offering with the Issuer described in Item 4. All other securities were purchased on the open market. The aggregate purchase price of the securities of the Issuer directly held by the Funds reported herein was approximately $89,225,596.

The Reporting Persons may in the ordinary course of business hold securities in margin accounts maintained for the Funds with prime brokers, which extend margin credit as and when required, subject to applicable margin regulations, stock exchange rules and such firms' credit policies. Positions in securities may be pledged as collateral security for the repayment of debit balances in such accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 3, Item 5 and Item 6 below are incorporated herein by reference.

On February 10, 2025, the Issuer entered into an underwriting agreement (the "Underwriting Agreement") with Jefferies LLC, TD Securities (USA) LLC and William Blair & Company, L.L.C., as representatives of the several underwriters named therein (the "Underwriters"), related to the public offering (the "Offering") of 1,250,000 shares of Common Stock at a price to the public of $4.00 per share and 11,250,000 Pre-Funded Warrants at a price to the public of $3.9999 per share.

In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 1,875,000 shares of Common Stock to cover overallotments, if any ("Underwriters Option"). The Offering closed on February 12, 2025.

Pursuant to the Offering, 667 and Life Sciences purchased 945,547 and 10,304,453 Pre-Funded Warrants, respectively, at the offering price of $3.9999 per Pre-Funded Warrant, totaling 11,250,000 Pre-Funded Warrants in the aggregate. Each of 667 and Life Sciences purchased the Pre-Funded Warrants with their working capital.

The foregoing description of the Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Pre-Funded Warrant, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors of the Issuer (the "Board") and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer's management and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, conversion of Class B Common Stock, exercise of Pre-Funded Warrants or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosures in the Reporting Persons pages and in Item 4 are incorporated by reference herein.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 32,804,741 shares of Common Stock outstanding as of November 1, 2024 plus 1,250,000 shares of Common Stock issued at the close of the Offering. Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon conversion of Class B Common Stock, subject to the limitations on conversion described below and shares of Common Stock that may be acquired upon exercise of Pre-Funded Warrants, subject to limitations on exercise described below.
Number of shares as to which each person has sole or shared power to vote or dispose:
667 is a direct holder of 432,434 shares of Common Stock, 66,911 shares of Class B Common Stock and 945,547 Pre-Funded Warrants.

Life Sciences is a direct holder of 5,065,736 shares of Common Stock, 900,848 shares of Class B Common Stock and 10,304,453 Pre-Funded Warrants.

The Pre-Funded Warrants are only exercisable to the extent that after giving effect to such exercise the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders, would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no more than 4.99% of the outstanding shares of Common Stock (the "Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Pre-Funded Warrants by the above holders may change depending upon changes in the number of outstanding shares of Common Stock. The Pre-Funded Warrants are not currently exercisable due to the effect of the Maximum Percentage.

The foregoing description of the Pre-Funded Warrants is qualified in its entirety by reference to the full text of the Form of Pre-Funded Warrant to Purchase Common Stock, which is incorporated by reference as Exhibit 99.2, and which is incorporated herein by reference.

The Funds hold shares of Class B Common Stock, a common stock equivalent with no voting rights, that is convertible into shares of Common Stock on a 1-for-1 basis. However, the shares of Class B Common Stock are only convertible to the extent that immediately prior to or after giving effect to such conversion the holders thereof and their affiliates and any persons who are members of a Section 13(d) group with the holders would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock of the Issuer ("Class B Beneficial Ownership Limitation"). As a result of the Class B Beneficial Ownership Limitation, the number of shares of Common Stock that may be issued upon conversion of the shares of Class B Common Stock by the above holders may change depending upon changes in the outstanding shares of Common Stock. By notice to the Issuer, the Funds may increase or decrease the Class B Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%; provided that any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. Due to such Class B Beneficial Ownership Limitation, the Funds cannot presently convert any shares of Class B Common Stock.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.
Transactions in the class effected during the past sixty days: (c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). The following transactions in Common Stock in Exhibit 99.6 were effected by the Funds during the sixty days preceding the filing of this statement using their working capital. All transactions in Common Stock were effected in the over-the-counter market directly with a broker-dealer. Except as disclosed herein or in Item 4, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure set forth in Item 4 is hereby incorporated by reference into this Item 6.

The Form of Pre-Funded Warrant is incorporated by reference as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Investors' Rights Agreement

Pursuant to a joinder dated March 29, 2021, the Funds became parties to a Fourth Amended and Restated Investors' Rights Agreement, dated as of February 23, 2021 (the "Investors' Rights Agreement"), with the Issuer and various other holders of the Issuer's stock.

Under the Investors' Rights Agreement, holders of registrable shares can demand that the Issuer file a registration statement or request that their shares be included on a registration statement that the Issuer is otherwise filing, in either case, registering the resale of their registrable securities. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration and the Issuer's right, in certain circumstances, not to effect a registration upon demand of the holders of registrable shares within 90 days following the effective date of any registration statement that the Issuer files covering a firm commitment underwritten public offering in which the holders of registrable shares of the Issuer are entitled to join and in which the Issuer effectively registered all registrable shares that were requested to be registered.

The holders of at least a majority of registrable securities then outstanding under the Investors' Rights Agreement may require the Issuer to file a registration statement under the Securities Act on a Form S-1 at the Issuer's expense, subject to certain exceptions, with respect to the then outstanding registrable securities of such holders having an anticipated aggregate offering price of at least $5.0 million, and the Issuer is required to effect the registration as soon as practicable, and in any event within 120 days. Any time after the Issuer is eligible to use a registration statement on Form S-3, the holders of at least 25% of the Issuer's registrable securities under the Investors' Rights Agreement may require the Issuer to file a registration statement on Form S-3 at the Issuer's expense, subject to certain exceptions, with respect to the then outstanding registrable securities of such holders having an anticipated aggregate offering price of at least $3.0 million, and the Issuer is required to effect the registration as soon as practicable, and in any event within 90 days.

Subject to various customary exceptions, if the Issuer proposes to file a registration statement under the Securities Act for the purposes of a public offering of the Issuer's securities, the holders of registrable securities are entitled to receive notice of such registration and to request that the Issuer include their registrable securities for resale in the registration statement. The underwriters of the offering will have the right to limit the number of shares to be included in such registration.

The registration rights conferred by the Investors' Rights Agreement terminate upon the earliest to occur of the closing of certain liquidation events, such time when all registrable securities may be sold without limitation under Rule 144 of the Securities Act, and July 19, 2026.

The foregoing description of the Investors' Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors' Rights Agreement, which is incorporated by reference as Exhibit 99.3, and is incorporated herein by reference.

Side Letter Regarding Board Nomination Right, Registration Rights, and Certain Other Rights

The Issuer, the Adviser, and the Funds (as affiliates of the Adviser) are subject to a Side Letter (the "Side Letter") providing the Funds and the Adviser with certain rights.

Registration Rights Agreement

Upon such time as the Issuer is eligible to use a Form S-3 registration statement, the Investors and the Issuer are obligated to enter into a registration rights agreement in the form attached to the Side Letter as Exhibit A (the "Registration Rights Agreement"). Under the Registration Rights Agreement, once signed, following a request by the Funds, the Issuer is obligated within sixty days of such demand to file a resale registration statement on Form S-3, or other appropriate form, covering registrable securities held by the Funds (the "Resale Registration Shelf"), and to use its commercially reasonable efforts to keep the Resale Registration Shelf effective until the earlier of such time that (i) all registrable securities covered by the Resale Registration Shelf have been sold or may be sold freely without limitations or restrictions as to volume or manner of sale pursuant to Rule 144 under the Securities Act, or (ii) all registrable securities covered by the Resale Registration Shelf otherwise cease to be registrable securities pursuant to the terms of the Registration Rights Agreement. Under the Registration Rights Agreement, the Funds have the right to one underwritten public offering per calendar year, but no more than three underwritten public offerings in total and no more than two underwritten public offerings or block trades in any twelve-month period, to effect the sale or distribution of their registrable securities, subject to specified exceptions, conditions and limitations. Additionally, the Issuer must also provide the Funds with notice before filing any resale registration shelf or prospectus pursuant to a request by other investors pursuant to the Investors' Rights Agreement and permit the Funds the option to be included as one or more selling stockholders in such resale registration shelf or prospectus. The rights of the Funds under the Registration Rights Agreement will continue in effect for up to ten years.

Upon execution of the Registration Rights Agreement, the Funds will suspend certain of their demand registration rights under the Investor Rights' Agreement for such time as the Registration Rights Agreement remains in effect.

Limitation on Certain Evergreen Option Plans

Pursuant to the Side Letter, the Issuer agreed not to authorize, approve, or adopt any "evergreen" option plan or other equity incentive plan of the Issuer or any of its subsidiaries pursuant to which the number of shares of Common Stock of the Issuer available for equity awards thereunder would increase automatically (without further stockholder approval) on an annual basis by an amount that exceeds 4% of the total number of shares of Common Stock then issued and outstanding (calculated on a fully diluted basis). This limitation terminates upon such time as the Funds and/or their affiliates cease to collectively own beneficially: (i) 1,053,944 shares of Common Stock or 75% of the Class B Common Stock received by the Funds in exchange for the Preferred Stock of the Issuer (as adjusted for stock splits, recapitalizations and other similar events and including all shares of Common Stock issued upon the conversion of the Preferred Stock to the extent still beneficially owned by the Investors), or (ii) at least 4% of the then-outstanding total voting power of the Issuer.

Board Nomination Right

Pursuant to the Side Letter and a Second Amendment to the Side Letter effective as of December 6, 2023 (the "Second Amendment to the Side Letter"), at any time (and from time to time) that the Funds and/or their affiliates collectively own beneficially shares or other equity securities of the Issuer representing at least 19.9% of the then-outstanding total voting power of the Issuer, the Funds are collectively entitled to nominate one individual (an "Investor Designee") to serve as a director on the Board of Directors of the Issuer. The Issuer is required to include the Investor Designee in the slate of nominees recommended to the Issuer's stockholders for election as directors of the Issuer at each annual or special meeting of the Issuer's stockholders at which directors of the class of which the Investor Designee or would be a member are to be elected and every adjournment or postponement thereof. The Issuer is required recommend, support and solicit proxies for the election of the Investor Designee in the same manner as for all other Board members nominated for election in such class. If the Investor Designee is elected to the Board, the Funds shall have no further right to nominate any individual to the Board, except for those rights common to all Issuer shareholders, until such Investor Designee is no longer serving as a director on the Board, at which time the Investors shall again have the right to nominate a new Investor Designee.

The aforementioned board nomination right terminates on such date as the Funds (and their affiliates) cease to collectively own beneficially 1,053,944 shares of Common Stock or 75% of the Class B Common Stock received in exchange for Preferred Stock (as adjusted for stock splits, recapitalizations and other similar events and including all shares of Common Stock issued upon the conversion of the Preferred Stock to the extent still beneficially owned by the Funds).

The foregoing descriptions of the Side Letter and the Second Amendment to the Side Letter do not purport to be complete and are qualified in their entirety by reference to the full text of the Side Letter and the Second Amendment to the Side Letter, which are filed as Exhibits 99.4 and 99.5, respectively, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

99.1 Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2 Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on February 11, 2025).

99.3 Fourth Amended and Restated Investors' Rights Agreement, by and among Baker Brothers Life Sciences, L.P., 667, L.P., the Issuer, and various others, dated February 23, 2021 (incorporated by reference to Exhibit 4.5 to the Issuer's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on June 11, 2021).

99.4 Side Letter re IPO Participation, Board, Observer and Publicity Rights by and between the Issuer, Baker Bros. Advisors, L.P., and one or more of its Affiliates, dated April 29, 2021.

99.5 Amendment No. 2 to Side Letter re IPO Participation, Board, Observer and Publicity Rights by and between the Issuer, Baker Bros. Advisors, L.P., and one or more of its Affiliates, effective as of December 6, 2023.

99.6 Item 5(c) Transactions in the Common Stock of the Issuer by the Funds in the 60 days preceding the filing of this statement.

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, By: Baker Bros. Advisors (GP) LLC, its general partner Scott L. Lessing/ President (02/14/2025)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (02/14/2025)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (02/14/2025)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (02/14/2025)